UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Apollo Resources International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

037622 10 7

(CUSIP Number)

J. Mark Ariail

214 389 9800

3001 Knox Street, Suite 403

Dallas, Texas  75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037622107

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Neptune Leasing, Inc.                      FEIN: 75-2515149

Golden Spread Energy, Inc.             FEIN: 75-1486280

GSEKFT, Inc.                                  FEIN: 20-4883357

Oliver Kendall Kelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0*

	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%*

14.	Type of Reporting Person (See Instructions) CO CO CO IN

* On November 22, 2006, Neptune Leasing, Inc., Golden Spread Energy, Inc., GSEKFT, Inc. and Oliver Kendall Kelley have disposed of 89,642,000 shares of the common stock of the Issuer.

Item 1.	Security and Issuer

This Statement on Schedule 13D/A (the “Statement”) is being filed as Amendment No. 1 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 4, 2006 (the “Original Statement”). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement. As a result of transactions described herein, Neptune Leasing, Inc., Golden Spread Energy, Inc., GSEKFT, Inc. and Oliver Kendall Kelley have disposed of all shares of the common stock of the issuer.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby supplementally amended as follows:

As of November 22, 2006, Neptune Leasing, Inc., Golden Spread Energy, Inc., GSEKFT, Inc. Telluride Investments, Inc. f.k.a. GSEJKM, Inc., GSESKO, Inc., and Oliver Kendall Kelley (the “Shareholders”) entered into a Share Exchange Agreement (the “Agreement”) with issuer pursuant to which the Shareholders agreed to sell to AP Holdings International, Inc. all of the shares of common stock of issuer owned by the Shareholders in consideration of a promissory note secured by the shares of common stock of issuer owned by AP Holdings International, Inc. Upon consummation of the transactions contemplated by the Agreement, the Shareholders will cease to own any interest in issuer and will no longer beneficially own any shares of the common stock of issuer.

Item 5.	Interest in Securities of the Issuer
(a)

Item 5 is hereby supplementally amended as follows:

As of November 22, 2006, Neptune Leasing, Inc. did not own shares of Common Stock of the Issuer.

As of November 22, 2006, Golden Spread Energy, Inc.did not own shares of the Common Stock of the Issuer.

As of November 22, 2006, GSEKFT, Inc. did not own shares of the Common Stock of the Issuer.

As of November 22, 2006, Oliver Kendall Kelley did not own shares of the Common Stock of the Issuer.

(b)

As of November 22, 2006, Neptune Leasing, Inc. had no power to vote shares of Common Stock of the Issuer. As of November 22, 2006, Neptune Leasing, Inc. had no power to dispose of the shares of Common Stock of the Issuer.

As of November 22, 2006, Golden Spread Energy, Inc. had no power to vote the shares of Common Stock of the Issuer. As of November 22, 2006, Golden Spread Energy, Inc. had no power to dispose of the shares of Common Stock of the Issuer.

As of November 22, 2006, GSEKFT, Inc. had no power to vote the shares of Common Stock of the Issuer. As of November 22, 2006, GSEKFT, Inc. had no power to dispose of the shares of Common Stock of the Issuer.

As of November 22, 2006, Mr. Kelley had no power to vote the shares of Common Stock of the Issuer. As of November 22, 2006, Mr. Kelley had no power to dispose of the shares of Common Stock of the Issuer.

(e) November 22, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplementally amended by reference to the disclosures in Item 4 of this Statement

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 - Share Exchange Agreement Exhibit 99.2 – Promissory Note Exhibit 99.3 - Stock Pledge Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
December 2, 2006

Signature
/s/ Oliver Kendall Kelley

Name/Title	Printed Name: Oliver Kendall Kelley Title: CEO, President, Neptune Leasing, Inc.

Signature
/s/ Oliver Kendall Kelley

Name/Title	Printed Name: Oliver Kendall Kelley Title: CEO, President, Golden Spread Energy, Inc.

Signature
/s/ Oliver Kendall Kelley

Name/Title	Printed Name: Oliver Kendall Kelley Title: CEO, President, GSEKFT, Inc.

Signature
/s/ Oliver Kendall Kelley

Name/Title	Printed Name: Oliver Kendall Kelley Title: Individually